UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CREDIT ACCEPTANCE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

225310101
(CUSIP Number)

Bradley J. Wyatt
Dickinson Wright PLLC
1850 N Central Ave, Suite 1400
Phoenix, AZ 85004
(734) 623-1905
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 225310101	13D

(1) Names of reporting persons	The Donald A. Foss 2009 Remainder Trust
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	0
(8) Shared voting power	813,854
(9) Sole dispositive power	813,854
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	813,854
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	6.6%*
(14) Type of reporting person (see instructions)	OO

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

Cusip No. 225310101	13D

(1) Names of reporting persons	The Donald A. Foss 2010 Remainder Trust
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	0
(8) Shared voting power	510,852
(9) Sole dispositive power	510,852
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	510,852
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	4.2%*
(14) Type of reporting person (see instructions)	OO

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

Cusip No. 225310101	13D

(1) Names of reporting persons	The Donald A. Foss 2010 Remainder Trust #2
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	8,826
(8) Shared voting power	0
(9) Sole dispositive power	8,826
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	8,826
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	0.1%*
(14) Type of reporting person (see instructions)	OO

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

Cusip No. 225310101	13D

(1) Names of reporting persons	The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	85,979
(8) Shared voting power	0
(9) Sole dispositive power	85,979
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	85,979
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	0.7%
(14) Type of reporting person (see instructions)	OO

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

Cusip No. 225310101	13D

(1) Names of reporting persons	Marital Trust U/A Donald A. Foss Trust January 16, 1981
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	0
(8) Shared voting power	1,152,797
(9) Sole dispositive power	0
(10) Shared dispositive power	1,152,797
(11) Aggregate amount beneficially owned by each reporting person	1,152,797
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	9.4%*
(14) Type of reporting person (see instructions)	OO

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

Cusip No. 225310101	13D

(1) Names of reporting persons	Allan V. Apple, not individually but solely in capacity as trustee
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	United States of America
Number of shares beneficially owned by each reporting person with (7) Sole voting power	94,805
(8) Shared voting power	2,477,503
(9) Sole dispositive power	1,419,511
(10) Shared dispositive power	1,152,797
(11) Aggregate amount beneficially owned by each reporting person	2,572,308
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	20.9%*
(14) Type of reporting person (see instructions)	IN

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

Explanatory Note:

The following constitutes Amendment No. 2 to the joint filing on Schedule 13D by the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust, the Donald A. Foss 2010 Remainder Trust #2, the Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants, the Donald A. Foss Irrevocable Trust Dated August 14, 2022, the Marital Trust U/A Donald A. Foss Trust January 16, 1981, and Allan V. Apple filed with the Securities and Exchange Commission on September 21, 2023.

Item 1. Security and Issuer.

Common Stock of Credit Acceptance Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 25505 West Twelve Mile Road, Southfield, Michigan 48034-8339.

Item 2. Identity and Background.

This statement is filed jointly by the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust, the Donald A. Foss 2010 Remainder Trust #2, the Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants, and the Marital Trust U/A Donald A. Foss Trust January 16, 1981, each established under the laws of Michigan (collectively, the “Trusts”), and Allan V. Apple, a citizen of the United States (collectively, with the Trusts, the “Reporting Persons”). Mr. Apple is the trustee of the Trusts.

Mr. Apple is principally responsible as trustee of the Trusts but is otherwise retired from his professional duties. His address is 6657 Camarillo Terrace Ln, Del Ray Beach, FL 33446.

The principal office of the Trusts is 101 W 14 Mile Road, Madison Heights, MI 48071.

During the last five (5) years, none of the Trusts nor Mr. Apple has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

This Schedule 13D/A is being filed to report a change in the shares beneficially owned by the Reporting Persons. The Reporting Persons intend to evaluate on an ongoing basis the investments in the Issuer and their options with respect to such investments.  The Reporting Persons may from time to time, acquire additional common stock from time to time for investment purposes if market conditions are favorable, in the open market, in privately negotiated transactions or otherwise.  The Reporting Persons may also dispose of some or all of the Issuer’s common stock that the Reporting Persons beneficially own, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued common stock by the Issuer), gift, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of common stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise.  The Reporting Persons reserve the right not to acquire common stock at any given time and not to dispose of all or part of common stock the Reporting Persons may own at any given time if they determine such acquisition or disposal is not in their best interests at the time in question.

Other than as described above, the Reporting Persons does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Issuer’s present capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

The Donald A. Foss 2009 Remainder Trust directly holds 813,854 shares, which represents 6.6% of the common stock of the Issuer; the Donald A. Foss 2010 Remainder Trust directly holds 510,852 shares, which represents 4.2% of the common stock of the Issuer; the Donald A. Foss 2010 Remainder Trust #2 directly holds 8,826 shares, which represents 0.1% of common stock of the Issuer; the Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants holds 85,979 shares, which represents 0.7% of common stock of the Issuer; and the Marital Trust U/A Donald A. Foss Trust January 16, 1981 directly holds 1,152,797 shares, which represents 9.4% of common stock of the Issuer. Each of the Trusts has sole voting and dispositive power with respect to the shares beneficially owned by them.

Mr. Apple beneficially owns an aggregate of 2,572,308 shares, which represents 20.9% of common stock of the Issuer by virtue of his capacity as trustee/co-trustee of the Trusts. Mr. Apple has sole voting power over 94,805 shares of common stock of the Issuer, and shared voting power with co-trustee of the Donald A. Foss 2009 Remainder Trust and Donald A. Foss 2010 Remainder Trust over 1,324,706 shares of common stock of the Issuer. Further, Mr. Apple shares voting and dispositive power with co-trustees over the Marital Trust U/A Donald A. Foss Trust January 16, 1981 over 1,152,797 shares of common stock of the Issuer. Lastly, Mr. Apple has sole dispositive power over 1,419,511 shares of common stock of the Issuer.

Mr. Apple disclaims beneficial ownership of these shares owned by such Trusts.

Commencing January 26, 2024, both the Donald A. Foss 2009 Remainder Trust and the Donald A. Foss 2010 Remainder Trust began disposing of shares in the open market pursuant to their Form 144s filed on January 26, 2024. As of the date of this filing on Schedule 13D, the Donald A. Foss 2009 Remainder Trust has disposed of 117,469 shares and the Donald A. Foss 2010 Remainder Trust has disposed of 117,469 shares at prices ranging from the average daily price of $546.07 per share to $569.81 per share. None of the other Trusts effected any transactions in shares of common stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The shares of common stock in the Marital Trust U/A Donald A. Foss Trust January 16, 1981 are subject to the terms of a shareholder agreement, entered into by Mr. Foss on January 3, 2017. Under the terms of that agreement, which continue to be applicable to the trustees of the Marital Trust U/A Donald A. Foss Trust January 16, 1981 following Mr. Foss’s death on August 14, 2022, the shares in the trust are to be voted in accordance with the recommendation of the Issuer’s Board of Directors with respect to election and removal of directors, certain routine matters and any other proposal to be submitted to the Issuer’s shareholders with respect to any extraordinary transaction providing for the acquisition of all of the Issuer’s outstanding common stock until the final adjournment of the tenth annual meeting of shareholders held by the Issuer after the date of the shareholder agreement.

Item 7. Material to Be Filed as Exhibits.

Joint Filing Agreement (included as Exhibit A below)

Shareholder Agreement, dated as of January 3, 2017, between the Issuer and Donald A. Foss (incorporated by reference to Exhibit 10.18 to the Issuer’s Current Report on Form 8-K filed January 4, 2017).

Amendment to Shareholder Agreement dated September 15, 2017, between the Issuer and Donald A. Foss (incorporated by reference to Exhibit 10.19 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017).

Amendment to Shareholder Agreement dated November 29, 2017, between the Issuer and Donald A. Foss (incorporated by reference to Exhibit 10.12 to the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2024	The Donald A. Foss 2009 Remainder Trust

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Co-Trustee

The Donald A. Foss 2010 Remainder Trust

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Co-Trustee

The Donald A. Foss 2010 Remainder Trust #2

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

Marital Trust U/A Donald A. Foss Trust January 16, 1981

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Co-Trustee

/s/ Allan V. Apple
Name: Allan V. Apple

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them a statement on Schedule 13D (including amendments thereto, if any) with respect to the shares of common stock of Credit Acceptance Corporation, a Michigan corporation, and that this Agreement may be included as an Exhibit to such joint filing. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date listed below.

Date: March 22, 2024	The Donald A. Foss 2009 Remainder Trust

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Co-Trustee

The Donald A. Foss 2010 Remainder Trust

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Co-Trustee

The Donald A. Foss 2010 Remainder Trust #2

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

Marital Trust U/A Donald A. Foss Trust January 16, 1981

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Co-Trustee

/s/ Allan V. Apple
Name: Allan V. Apple